Exhibit 99.1

30 January 2026

Appendix 4C – Q2 FY26 Quarterly Cash Flow Report & Corporate Update

− Phase 2 Data Strengthened, Strong Cash Position, and Phase 3 Planning Well Advanced −

Highlights

●	Phase 2 data for ATH434 in Multiple System Atrophy (MSA) strengthened by additional analyses and multiple international scientific presentations during the quarter.

●	Regulatory planning activities advancing toward a pivotal Phase 3 program, including preparation for FDA End-Of-Phase-2 meeting in mid-2026.

●	Ongoing partnering and strategic discussions with pharmaceutical companies and corporate advisers to explore non-dilutive pathways to fund Phase 3 development.

●	Board and executive leadership strengthened to support Alterity through its next stage of clinical development, partnering and commercial planning.

●	Cash balance of A$49.2 million at 31 December 2025.

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 January 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 31 December 2025 (Q2 FY26).

David Stamler, M.D., Chief Executive Officer of Alterity Therapeutics, commented, “We continued to advance our Multiple System Atrophy (MSA) program on multiple fronts, including new analyses of the Phase 2 data that increase our overall confidence in ATH434’s potential as a disease-modifying therapy for this devastating disease. We also made significant strides in planning for a series of meetings with the U.S. FDA, culminating in a planned End-of-Phase 2 (EOP2) meeting in mid-2026.”

Dr. Stamler continued, “During the quarter, we delivered several scientific presentations highlighting the Phase 2 data that support the potential commercial opportunity of US$2.4 billion for ATH434 in MSA. The growing body of data strengthen our conviction in ATH434 as a first-in-class disease-modifying therapy for MSA.”

ATH434 Clinical and Regulatory Update

Phase 2 Clinical Program & Regulatory Progress

Alterity continued to build on the positive results from the ATH434-201 randomized, double-blind Phase 2 trial in MSA, while progressing regulatory planning activities to support advancement into late-stage development. During the quarter, the Company advanced its engagement strategy with the U.S. Food and Drug Administration (FDA), including preparation for regulatory interactions across clinical pharmacology and non-clinical topics and chemistry, manufacturing and controls (CMC).

These activities are focused on preparation for a planned End-of-Phase-2 meeting with the FDA, targeted for mid-2026. The primary objective of this meeting is to align with the agency on the design and requirements of a pivotal Phase 3 clinical trial in MSA, including key elements such as endpoints, patient population and the overall development pathway. The Company remains confident in its ongoing engagement with the FDA and the clarity of the regulatory path toward Phase 3 development.

In addition, Alterity also presented additional analyses from the ATH434-201 randomised, double-blind Phase 2 trial in MSA. A new analysis of modified UMSARS Part I1 data was presented at the International Congress of Parkinson’s Disease and Movement Disorders, incorporating baseline orthostatic2 blood pressure change as a covariate. In this analysis, the efficacy signal in the 75 mg dose group at 52 weeks strengthened from -2.4 to -2.8 points, improving the relative treatment effect from 30% to 35% versus placebo. Differences in baseline severity of orthostatic hypotension largely explained the differing responses observed between the 50 mg and 75 mg dose groups. ATH434 also demonstrated a beneficial effect on orthostatic hypotension symptoms, with placebo-treated participants worsening over 52 weeks while participants in both active treatment groups remained stable.

ATH434 has been granted Fast Track designation by the FDA, reflecting the seriousness of MSA, the significant unmet medical need and the potential of ATH434 to address this need. This designation enables more frequent regulatory interactions and supports an efficient review process as Alterity advances ATH434 toward a pivotal Phase 3 program.

Phase 3 Development Planning and Timeline

Alterity also continued planning activities during the quarter to support the progression of ATH434 into a pivotal Phase 3 clinical program in MSA. The Company is focused on progressing the key elements required to initiate late-stage development, including clinical trial design, regulatory engagement, manufacturing and supply planning, and operational readiness.

The timing and execution of Phase 3 will continue to be informed by regulatory guidance and operational considerations. Alterity’s strong balance sheet and active engagement with potential partners provide flexibility in determining the optimal pathway to advance ATH434 development.

Scientific and Clinical Engagement

During the quarter, Alterity actively engaged with the global neurology community through multiple scientific presentations at leading international congresses. These presentations formed an important component of the Company’s strategy to disseminate clinical data, engage with key opinion leaders and specialists, and further test and refine the interpretation of Phase 2 results for ATH434 in MSA. The medical and scientific meetings provide an opportunity for peer discussion of clinical, biomarker and imaging data from the ATH434-201 trial, contributing to a deeper understanding of treatment response, patient selection and disease characteristics.

In addition, Alterity held a Clinical Advisory Board meeting in December 2025 comprising key opinion leaders in movement disorders and autonomic disorders. The meeting focused on a detailed review of data from the ATH434-201 Phase 2 study and provided expert input into the design and planning of the proposed Phase 3 clinical program. Insights from these scientific dialogues will further inform Phase 3 trial design considerations, including patient selection, endpoints and operational execution.

During the quarter, Alterity delivered the following presentations on the ATH434-201 Phase 2 trial:

●	October 2025 - International Congress of Parkinson’s Disease and Movement Disorders (MDS), Title of Oral Platform Presentation: “ATH434 Slowed Disease Progression in a Phase 2 Study in Multiple System Atrophy”

●	October 2025 – MDS, Title: “Relationship Between Alpha-Synuclein Aggregation Profiles, Imaging Biomarkers, and Disease Severity in a Phase 2 Study of ATH434 in MSA”

●	October 2025 – MDS, Title: “Differences Between Clinical and Imaging Phenotypes in Phase 2 Study of ATH434 in Multiple System Atrophy”

●	November 2025 – International Symposium on the Autonomic Nervous System, Title: “Efficacy of ATH434 in Multiple System Atrophy (MSA) is Affected by Baseline Disease Characteristics”

Partnering and Strategic Discussions

In parallel with advancing the ATH434 development program, Alterity broadened partnering discussions with a number of pharmaceutical companies. These discussions reflect growing industry interest in ATH434’s differentiated clinical profile, orphan disease status, and validated commercial potential.

The Company is evaluating a range of strategic pathways to support the advancement of ATH434, including potential partnership structures, and is also in the process of engaging with external advisers to assist in assessing these options. These activities are occurring alongside ongoing regulatory and Phase 3 planning and are intended to preserve flexibility and maximising long-term shareholder value as the Company progresses toward Phase 3 development.

Corporate and Financial Update

Governance and Leadership

During the quarter, Alterity strengthened its governance and leadership structure to support the Company’s transition into late-stage development and active partnering discussions.

At the Company’s Annual General Meeting held in November 2025, Geoffrey Kempler retired as Non-Executive Chair and Director, Brian Meltzer retired as Non-Executive Director, and Julian Babarczy was appointed Chair of the Board. Mr Babarczy is an experienced company director and investor with over 20 years’ experience across Australia’s corporate and funds management sectors. He brings a strong track record in guiding emerging growth companies through periods of strategic transition, capital management and value realisation.

In addition, Chief Executive Officer Dr David Stamler was appointed to the Board as Managing Director, further strengthening alignment between the Board and executive leadership. Dr Stamler brings deep clinical development and regulatory experience in neurology, including involvement in three FDA approvals in neurology, and continues to lead Alterity’s clinical, regulatory and strategic execution.

The Company also expanded its leadership with the appointment of a Head of Investor Relations and Communications, a Head of Corporate Strategy and Operations, and a Head of Regulatory Affairs and Quality Assurance, reflecting an increased focus on institutional engagement, strategic partnering and operational execution.

Together, these governance and leadership enhancements position Alterity strongly to execute its next phase of growth, including Phase 3 development planning, regulatory engagement and the pursuit of value-accretive partnering opportunities.

Cash Position

As of 31 December 2025, Alterity held cash and cash equivalents of A$49.2 million. Operating cash outflows for the quarter were A$5.28 million. The Company believes its strong cash position provides a solid runway to progress regulatory, clinical and commercial objectives while advancing partnering discussions from a position of financial strength.

In accordance with ASX Listing Rule 4.7C, payments of A$705k made to related parties and their associates during the quarter included non-executive directors’ fees, managing director salary and bonus payments, consulting fees, remuneration and superannuation at commercial rates.

Outlook

Alterity enters the second half of FY26 with strong momentum, underpinned by:

●	Robust and strengthened Phase 2 clinical data;

●	A compelling, independently validated commercial opportunity for ATH434 in MSA;

●	A strong balance sheet; and

●	Meaningful engagement with potential strategic partners.

The Company remains focused on advancing ATH434 toward a pivotal Phase 3 program, progressing regulatory alignment with the FDA, and pursuing partnering opportunities that maximise long-term value for shareholders while minimising dilution.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity has demonstrated clinically meaningful efficacy for its lead asset, ATH434, in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 recently reported positive data in its open label Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

References:

[1]	Unified MSA Rating Scale, Part I (historical review) assess activities of daily living. Domains assessed include speech, swallowing, handwriting, cutting food/handling utensils, dressing, hygiene, walking, falling, orthostatic symptoms, urinary function, sexual function and bowel function.

[2]	Orthostatic hypotension is a form of low blood pressure that might cause dizziness, lightheadedness or fainting when rising from sitting or lying down. Source: Mayo Clinic.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors

Tara Speranza

Head of Investor Relations and Communications

tsperanza@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)

37 080 699 065	31 December 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(3,360)	(7,334)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(304)	(533)
	(d) leased assets	-	-
	(e) staff costs	(1,584)	(2,579)
	(f) administration and corporate costs	(508)	(928)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	476	816
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	(62)
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(5,280)	(10,620)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	20,376
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(1,108)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(33)	(66)
3.10	Net cash from / (used in) financing activities	(33)	19,202

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period	54,563	40,661
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(5,280)	(10,620)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(33)	19,202
4.5	Effect of movement in exchange rates on cash held	(45)	(38)
4.6	Cash and cash equivalents at end of period	49,205	49,205

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	49,205	54,563
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	49,205	54,563

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	705
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.	Financing facilities
	Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(5,280)
8.2	Cash and cash equivalents at quarter end (item 4.6)	49,205
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	49,205

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	9.3
	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:	N/A
	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer:	N/A
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:	N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 January 2026

Authorised by:	The Board of Alterity Therapeutics Limited
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5